MALIZIA SPIDI & FISCH, PC
                                ATTORNEYS AT LAW


1100 NEW YORK AVENUE, N.W.                           1900 SOUTH ATHERTON STREET
SUITE 340 WEST                                STATE COLLEGE, PENNSYLVANIA 16801
WASHINGTON, D.C.  20005                                          (814) 272-3502
(202) 434-4660                                        FACSIMILE: (814) 272-3514
FACSIMILE: (202) 434-4661

JOHN J. SPIDI                                       WRITER'S DIRECT DIAL NUMBER
SPIDI@MALIZIALAW.COM                                             (202) 434-4670


VIA EDGAR
---------

November 2, 2004

Abby Adams, Esq.
Special Counsel
Office of Mergers and Acquisitions
Securities and Exchange Commission
450 5th Street, N.W.
Washington,  D.C.  20549

         Re:      Wells Financial Corp.
                  Schedule TO and Schedule 13E-3
                  SEC File No. 5-45455
                  -------------------------------

Dear Ms. Adams:

         Transmitted with this letter for filing with the Commission on behalf of the above- referenced registrant are manually executed copies of Amendment No. 5 to the registrant's Tender Offer Statement on Schedule TO and Schedule 13E-3 Transaction Statement.

         On behalf of Wells Financial Corp. (the "Company"), we hereby submit the following responses to your comment letter dated October 28, 2004, with respect to the above-referenced filings. We have keyed our responses to the captions and paragraph numbering used in your comment letter.

Schedule 13E-3
--------------

          1. We wish to advise you supplementally that the offer has been extended to 5:00 p.m., New York City time, on Friday, November 19, 2004. A press release to this effect was issued by the Company today and filed as an exhibit to Amendment No. 4 to the Company's Schedule TO/13E-3. The Company anticipates mailing the Supplement to all of its stockholders immediately upon your notification that the staff has no further comments on the tender offer materials. The Company is hopeful to have such clearance as soon as possible and that it will be able to print


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MALIZIA SPIDI & FISCH, PC


Abby Adams, Esq.
Special Counsel
November 2, 2004
Page 2

               and mail the Supplement to all of its stockholders by Wednesday, November 3rd. This would extend the offer by 12 business days. We have also revised the Supplement to clarify that shareholders who tender in the offer will receive the recently declared cash dividend of the Company. Please see "Recent Developments" on page 7 of the revised Supplement.

Offer to Purchase
-----------------

          2. Please see the revised disclosure on pages 10 of the revised Supplement where we have deleted the language referenced in the first paragraph of your comment and pages 16-17 of the revised Supplement where we have included new disclosure in response to the last paragraph of your comment. We also wish to advise you supplementally that Capital Resources has advised us that it did not provide any additional written materials, such as board books, related to the analyses other than those already disclosed in the Offer to Purchase and Supplement and filed as exhibits
               (c)(1), (c)(2) and (c)(3) to the Schedule TO. We have hand delivered to you a copy of the generic presentation presented made by the Company's auditors to the Board of Directors as is summarized on page 9 of the revised Supplement. Because this presentation is not specific to the Company or its tender offer and was widely distributed to all "clients and friends" of the auditor, we do not believe it is materially related to the 13e-3 transaction. We do not believe that the reports prepared by counsel to the Company are required to be filed as Exhibits to the Schedule TO pursuant to Item 1016(c) and Item 1015(a) of Regulation M-A which do not require an opinion of counsel to be filed or disclosed. We would note, however, that the Company has made certain disclosures regarding these reports on page 9 of the Supplement.

          3. Please see the revised disclosure on pages 12 and 26 of the revised Supplement. We wish to advise you supplementally that because the additional costs referenced in the Supplement refer to the hiring of new employees, no employees of the Company will be terminated as a result of the going private transaction, but rather additional employees will not be hired if the Company goes private.

          4.   Please  see  the  revised  disclosure  on  page 7 of the  revised
               Supplement   under  "Recent   Developments   --   Possibility  of
               Proration."

MALIZIA SPIDI & FISCH, PC


Abby Adams, Esq.
Special Counsel
November 2, 2004
Page 3


          5. Please see the revised disclosure in "--Going Concern Value" on page 16 of the revised Supplement.

          6. Please see the revised disclosure on pages 22-23 of the revised Supplement.

         Please call me or Joan Guilfoyle, Esq. of this office at (202) 434-4677, with any additional comments or questions. Thank you for your prompt attention to this matter.

                                                Sincerely,




                                                /s/John J. Spidi
                                                ----------------
                                                John J. Spidi


cc:      Mr. Lonnie Trasamar, President and CEO